The Board of Directors
Communicate Now. Com, Inc.

We consent to the use of our report dated November 24, 2000 (except for Notes
6(C) and 9 as to which the date is December 8, 2000), on the financial statements of Communicate Now. Com, Inc. as of October 31, 2000 included herein on the registration statement of Communicate Now.Com, Inc. on Form SB-2 and to the reference to our firm under the heading "Experts" in the prospectus.

Our report dated November 24, 2000 (except for Notes 6(C) and 9 as to which the date is December 8, 2000) contains an explanatory paragraph that states that the Company has suffered operating losses and has a working capital deficiency, which raise substantial doubt about its ability to continue as a going concern.
The financial statements do not include any adjustments that might result from the outcome of that uncertainty.

SALBERG & COMPANY, P.A.
Boca Raton, Florida
February 7, 2001